UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 1)*

Propell Technologies Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74345U 10 2

(CUSIP Number)

Ervington Investments Limited

Chrysanthou Mylona, 3, 3030

Limassol, Cyprus

Telephone: 357 25857700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ervington Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.
**	Based on 268,058,931 shares of the Issuer’s Common Stock issued and outstanding as of July 6, 2015. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,433,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenleas International Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%***
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.
**	Based on 268,058,931 shares of the Issuer’s Common Stock issued and outstanding as of July 6, 2015. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,433,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harmony Trust Settlement
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%***
14.	Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.
**	Based on 268,058,931 shares of the Issuer’s Common Stock issued and outstanding as of July 6, 2015. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,433,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

CUSIP No. 74345U 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Maria Damianou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 215,677,467**
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 215,677,467**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,677,467*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 51.4%***
14.	Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (convertible into 31,375,000 shares of Common Stock). Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into ten (10) shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Person would hold an aggregate of 215,677,467 shares of Common Stock.
**	Based on 268,058,931 shares of the Issuer’s Common Stock issued and outstanding as of July 6, 2015. Also, assumes conversion of all Series A-1 Preferred Stock (31,375,000 shares on an “as converted” basis) and Series C Preferred Stock (120,000,000 shares on an “as converted” basis) into Common Stock (419,433,931 shares of Common Stock outstanding on an “as converted” basis following the investment). The 4,500,000 shares of Series C Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series C Preferred Stock. The 3,137,500 shares of Series A-1 Preferred Stock held by the Reporting Persons represents 100% of the issued and outstanding shares of Series A-1 Convertible Preferred Stock.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D, dated February 19, 2015 (the “Original 13D”), filed by Ervington Investments Limited, an entity organized under the laws of the Republic of Cyprus (“Ervington”), Greenleas International Holdings Ltd, an entity organized under the laws of the British Virgin Islands (“Greenleas”), and Harmony Trust Settlement, an trust organized under the laws of the Republic of Cyprus (“Harmony Trust” and together with Ervington, Greenleas and Maria Damianou are collectively referred to as the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a)	Maria Damianou

(b)	Ms. Damianou’s principal business address is c/o Meritservus Group, Eftapaton Court, Arch. Makarios III Avenue 256, Limassol 3105, Cyprus.

(c)	Ms. Damianou has worked for the Meritservus Group of Companies since 1993, and currently serves in the position of Manager. Meritservus is a Cyprus-based financial and fiduciary services firm that focuses on providing services to business entities, including the following: tax structuring advice, corporate administration and accounting services, trust, fiduciary and other related services as well as brokerage and custodian services.

(d)	During the past five years, Ms. Damianou has not been convicted in a criminal proceeding.

(e)	During the past five years, Ms. Damianou has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding Ms. Damianou is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)	Ms. Damianou is a citizen of Cyprus.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The Reporting Persons have acquired the shares of the Issuer’s capital stock as set forth in Item 5 below using working capital funds.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

On July 6, 2015, the Issuer closed the final tranche of its private placement offering under the Series C Preferred Stock Purchase Agreement, as amended on June 5, 2015 (the “Amendment to the Purchase Agreement”), that it had entered into on February 19, 2015 with Ervington (the “purchase Agreement”), and raised an additional $9,750,000 in gross proceeds from the sale of 2,974,576 shares of its Series C Preferred Stock (the “Series C Preferred Stock”) at a purchase price of $3.277777778 per share to Ervington. The total gross proceeds raised from the initial and final tranche of the sales to Ervington were $14,750,000. The Issuer intends to use the net proceeds from the final tranche for the acquisition, enhancement and maintenance of an oil field for deployment of the Issuer’s technology and general corporate purposes. The material provisions of the Series C Preferred Stock are set forth in the Certificate of Designations to the Issuer’s Certificate of Incorporation (the “Series C Preferred Stock Certificate of Designations”) that was filed by the Issuer with the Secretary of State of the State of Delaware on February 18, 2015. The Series C Preferred Stock Certificate of Designations provides that upon the issuance of an aggregate of 4,500,000 shares of Series C Preferred Stock, the holders of the Series C Preferred Stock are entitled to elect either three (3) directors holding one (1) vote each, one director holding three (3) votes, or one director holding two (2) votes and another director holding one (1) vote. Ervington currently has elected one (1) director that holds two (2) votes and after the second tranche closing Ervington now has the right to elect an additional director with one (1) vote or provide that the director it has elected holds three (3) votes. Ervington, as the sole holder of the Series C Preferred, has elected to appoint a new director, Maria Damianou, who will have one (1) vote, to join its current director representative, Ivan Persiyanov, who will continue to hold two (2) votes. Ms. Damianou’s appointment to the Board will be effective ten (10) days after the Issuer files an Information Statement with the Securities and Exchange Commission (the “SEC”) and mails it to the Issuer’s stockholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14(f)-1 thereunder. The Issuer filed the Information Statement with the SEC on July 9, 2015 and will mail it to its stockholders on or about July 13, 2015.

On July 6, 2015, Ervington also acquired an additional 56,677,477 shares of Common Stock and 700,000 shares of the Issuer’s Series A-1 Convertible Preferred Stock (which Series A-1 preferred shares represent 7,000,000 shares of Common Stock of the Issuer on an “as converted” basis) pursuant to the terms of a separate stock purchase agreement (the “Secondary Purchase Agreement”) that Ervington had entered into with certain stockholders of the Issuer (the “Selling Stockholders”). The material provisions of the Series A-1 Convertible Preferred Stock are set forth in the Certificate of Designations to the Issuer’s Certificate of Incorporation that was filed by the Issuer with the Secretary of State of the State of Delaware on July 6, 2012.

In connection with the Purchase Agreement, the Issuer had also entered into an Investors’ Rights Agreement with Ervington on February 19, 2015 (the “Investors’ Rights Agreement”). The Investors’ Rights’ Agreement provides that the Holders (as defined in the Investors’ Rights Agreement) of a majority of the outstanding Registrable Securities (defined therein as the shares of common stock and Series A-1 Preferred Stock issued pursuant to the Secondary Purchase Agreement, the shares of Series C Preferred Stock issued pursuant to the Purchase Agreement and any common stock issued as dividends thereon or in exchange for such) are entitled to demand registration rights under certain circumstances and piggyback registration rights. In addition, the Investors’ Rights Agreement provides that Ervington (or its assignee) has the right to designate a person to be appointed as the Chief Executive Officer of the Issuer, a board observer right if a representative of Ervington or its affiliate is not a member of the Board of Directors of the Issuer and certain consultation rights if a representative of Ervington or its affiliate is not a member of the Board of Directors of the Issuer so long as it holds a majority of the Registrable Securities and at least 36,000,000 shares of common stock of the Issuer on an “as converted” basis. Ervington and its affiliates also have a right of first refusal to acquire their pro rata share of any New Securities (as defined in the Investors’ Rights Agreement) which the Issuer proposes to issue and sell.

On February 19, 2015, the Issuer, the Selling Stockholders and Ervington had also entered into a Stockholders Agreement (the “Stockholders Agreement”) that provides that until a Change of Control Transaction (as defined in the Stockholders Agreement), each person a party thereto shall vote all of such person’s shares of Common Stock of the Issuer in favor of the designees appointed by Ervington and two (2) additional directors appointed by two of the Selling Stockholders and Ervington agreed to vote its shares in favor of the two designees appointed by the two Selling Stockholders provided that the certain Selling Stockholders continue to own a certain threshold number of shares of our common stock or preferred stock convertible into our common stock. In addition, the Selling Stockholders granted Ervington certain drag-along rights in the event of a Change of Control Transaction (as defined in the Stockholders Agreement) and Ervington and its affiliates were granted certain rights of first refusal.

The Issuer’s current board of directors consists of John Huemoeller, John Zotos and Ivan Persiyanov. Mr. Persiyanov currently holds two (2) votes on the board of directors. Ervington, as the sole holder of the Series C Preferred Stock, has elected to appoint a new director, Maria Damianou, who will have one (1) vote, to join its current director representative, Ivan Persiyanov, who will continue to hold two (2) votes. Ms. Damianou’s appointment to the Board will be effective ten (10) days after the Information Statement is filed by the Issuer with the SEC and is mailed to the Issuer’s stockholders of record in compliance with Section 14(f) of the Exchange Act and Rule 14(f)-1 thereunder which will constitute a change in the majority of our directors.

The foregoing descriptions of the Series C Preferred Stock Certificate of Designations, the Investors’ Rights Agreement, the Purchase Agreement, the Amendment to the Purchase Agreement, the Stockholders Agreement, and the Secondary Purchase Agreement are qualified in their entirety by reference to the full text of such documents copies of each of which are attached to this Amendment No. 1 as Exhibits 2, 3, 4, 5, 6 and 7, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Amount beneficially owned by the Reporting Persons:

Class of Security	Shares Held	Convertible into Shares of Common Stock
Common Stock
Common Stock	64,302,467	—
Series C Preferred Stock	4,500,000	120,000,000
Series A-1 Preferred Stock	3,137,500	31,375,000

As of July 6, 2015, Ervington directly beneficially owned: (i) 64,302,467 shares of Common Stock, (ii) 4,500,000 shares of Series C Preferred Stock (which are currently convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (which are currently convertible into 31,375,000 shares of Common Stock). Ervington is wholly owned by Greenleas, which is wholly owned by Harmony Trust. Each of Ervington, Greenleas and Harmony Trust, through the ownership described herein, may be deemed to beneficially own the securities held by Ervington. In addition, Ms. Damianou is one of two directors of Ervington and one of two representatives of Ervington appointed to the Issuer’s Board of Directors and, therefore, may be deemed to beneficially own the Company’s securities held by Ervington. As a result of the foregoing, the Reporting Persons are deemed to beneficially own an aggregate of 215,677,467 shares of Common Stock, which represents 51.4% of the issued and outstanding shares of Common Stock as of July 6, 2015 (based on 268,058,931 shares of Common Stock issued and outstanding as of July 6, 2015).

(b) As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 268,058,931 shares of Common Stock issued and outstanding as of July 6, 2015) are as follows:

Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
215,677,467*	51.4%

Number of shares of Common Stock as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote:	0

(ii) Shared power to vote or to direct the vote:	215,677,467	*

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	215,677,467	*

*Consists of: (i) 64,302,467 shares of Common Stock; (ii) 4,500,000 shares of Series C Preferred Stock (which are currently convertible into 120,000,000 shares of Common Stock); and (iii) 3,137,500 shares of Series A-1 Preferred Stock (which are currently convertible into 31,375,000 shares of Common Stock). Ervington is wholly owned by Greenleas, which is wholly owned by Harmony Trust. Each of Ervington, Greenleas, Harmony Trust and Ms. Damianou, through the ownership and relationships described herein, may be deemed to beneficially own the Issuer’s securities owned by Ervington.

Each share of Series C Preferred Stock is convertible at any time at the option of the Reporting Person into 26.6666 shares of common stock. Each share of Series A-1 Preferred Stock is convertible at any time at the option of the Reporting Person into 10 shares of Common Stock. Each share of Series C Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Each of Series A-1 Preferred Stock votes on an as-converted basis together with all of the holders of Common Stock. Assuming conversion of the Series C Preferred Stock and Series A-1 Preferred Stock, the Reporting Persons would hold an aggregate of 151,375,000 shares of Common Stock (120,000,000 shares upon conversion of the Series C Preferred Stock and 31,375,000 shares of Common Stock upon conversion of the Series A-1), in addition to the 64,302,467 shares of Common Stock beneficially owned by the Reporting Persons.

(c) Except as reported in this Amendment No. 1, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Except as reported in this Amendment No. 1, no other person has the right to receive any dividends from, or the proceeds from any sale of, the securities reported herein.

(e) Not applicable.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following:

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1	Joint Filing Agreement, dated as of July 13, by and among the Reporting Persons

Exhibit 2	Certificate of Designations for Series C Preferred Stock (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015 File Number 000-53488)

Exhibit 3	Investors’ Rights Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015 File Number 000-53488)

Exhibit 4	Series C Preferred Stock Purchase Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015 File Number 000-53488)

Exhibit 5	Amendment to the Series C Preferred Stock Purchase Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2015 File Number 000-53488)

Exhibit 6	Stockholders Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015 File Number 000-53488)

Exhibit 7	Secondary Stock Purchase Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2015 File Number 000-53488)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 13, 2015

Ervington Investments Limited

By:	/s/ Maria Damianou
	Name:	Maria Damianou
	Title:	Director

Greenleas International Holdings Ltd.

By:	/s/ Chrystalla Komodromou Stylla
	Name:	Chrystalla Komodromou Stylla
	Title:	on behalf of Thackeray Investments Limited, Director

Harmony Trust Settlement

By:	/s/ Dimitris Ioannidis
	Name:	Dimitris Ioannidis
	Title:	Director of A. Corp - Trustee Limited, Trustee

/s/ Maria Damianou
Maria Damianou